Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 8, 2017, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Guidance Software, Inc.

at

$7.10 Net Per Share

by

Galileo Acquisition Sub Inc.

a wholly-owned subsidiary of

Open Text Corporation

Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase all shares of common stock of Guidance Software, Inc., a Delaware corporation (“Guidance”), par value $0.001 per share (each, a “Share”), that are issued and outstanding, at a price of $7.10 per Share, in cash (the “Offer Price”), without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes imposed by the United States or any subdivision thereof applicable on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for OpenText, through Purchaser, to acquire control of, and the entire equity interest in, Guidance. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer (in the aggregate) and not withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the Delaware General Corporation Law)) immediately prior to 12:00 midnight, Eastern time, on September 6, 2017 (such date and time, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the “Expiration Time”), that number of

Shares that, together with the number of Shares (if any) then owned by Purchaser, OpenText and controlled affiliates of OpenText and Purchaser, equal at least a majority of Shares then issued and outstanding (the “Minimum Condition”), (ii) expiration or termination of the waiting period under the HSR Act (as defined in the Offer to Purchase), (iii) obtaining DSS Consent (as defined in the Offer to Purchase), (iv) no Company Material Adverse Effect (as defined in the Offer to Purchase) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” Shares that are tendered pursuant to a notice of guaranteed delivery will not be validly tendered in the Offer unless such Shares are delivered to the Depositary prior to the Expiration Time. There is no financing condition to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2017, among Purchaser, Guidance and OpenText (as it may be amended from time to time, the “Merger Agreement”), under which, at 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Guidance (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Guidance will be the surviving corporation and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger, and as a result of the Merger, Guidance will cease to be a publicly traded company and each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by OpenText or Guidance or held by a wholly-owned subsidiary of OpenText (including Purchaser) or Guidance, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by Guidance stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share.

The Guidance board of directors unanimously adopted resolutions which (i) determined that the Merger Agreement, the Tender and Voting Agreement dated as of July 25, 2017 by and among OpenText, Purchaser and the executive officers and directors of Guidance (the “Tender and Voting Agreement”) and the transactions contemplated thereby are fair to and in the best interests of Guidance, (ii) approved and declared advisable the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon and subject to the terms and conditions of the Merger Agreement, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iv) ensure that no restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other law with respect to anti-takeover legislation shall apply with respect to or as a result of the Merger, the Offer, the Merger Agreement or any related agreement or transaction, and (v) determined, upon and subject to the terms and conditions of the Merger Agreement, to recommend that Guidance’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of Guidance, waive or modify certain conditions as described in Section 1 of the Offer to Purchase. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right to extend the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after October 7, 2017. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (as defined in the Offer to Purchase), Guidance or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Guidance’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and Guidance’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in Section 16 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer Is:

By First Class Mail:	By Registered, Certified or Express Mail, or Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (800) 891-3214

August 8, 2017

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